# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lifeward Ltd., CIK 0001607962
CUSIP: M8216Q200
Title of class of securities: Ordinary shares, par value NIS 1.75
Address of issuer's principal executive offices: 200 DONALD LYNCH BLVD., MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 01/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001871665

## Reporting persons
- Lind Global Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 945,746; sole dispositive power 0; shared dispositive power 945,746; aggregate amount beneficially owned 945,746 (8.9% of the class)
  Comment: The reporting person owns warrants to purchase 87,750 Ordinary Shares which are freely exercisable.
- Lind Global Partners II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 945,746; sole dispositive power 0; shared dispositive power 945,746; aggregate amount beneficially owned 945,746 (8.9% of the class)
  Comment: The reporting person may be deemed to beneficially own warrants to purchase 87,750 Ordinary Shares which are freely exercisable.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 945,746; sole dispositive power 0; shared dispositive power 945,746; aggregate amount beneficially owned 945,746 (8.9% of the class)
  Comment: The reporting person may be deemed to beneficially own warrants to purchase 87,750 Ordinary Shares which are freely exercisable.

## Item 1. Issuer
Name of issuer: Lifeward Ltd.
Address of issuer's principal executive offices: 200 DONALD LYNCH BLVD., MARLBOROUGH, Massachusetts, 01752

## Item 2. Person Filing
Name of person filing:
Lind Global Fund II LP, a Delaware limited partnership ("Global Fund");

Lind Global Partners II LLC, a Delaware limited liability company ("Global Partners II"); and

Jeff Easton, a citizen of the United States of America ("Mr. Easton").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 444 Madison Ave., 41st Floor, New York, NY 10022.
Citizenship: Please see disclosure in Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 8, 2025, Global Fund beneficially owned 945,746 Ordinary Shares (including 87,750 Ordinary Shares issuable upon the exercise of certain warrants held by Global Fund, which warrants are freely exercisable).

Global Partners II, as the general partner of Global Fund, may be deemed to have beneficially owned the 945,746 Ordinary Shares beneficially owned by Global Fund.

Mr. Easton, as the Managing Member of Global Partners II, may be deemed to have beneficially owned the 945,746 Ordinary Shares beneficially owned by Global Partners II.
Percent of class:
The aggregate percentage of Ordinary Shares reported owned by each reporting person named herein is based upon 10,626,799 Ordinary Shares outstanding as of January 8, 2025, which is the sum of (i) 8,808,616 Ordinary Shares outstanding as of January 8, 2025, as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with Registration No. 333-263984, filed with the Securities and Exchange Commission on January 8, 2025, plus (ii) 1,818,183 Ordinary Shares issued by the Issuer on January 8, 2025, as disclosed in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 8, 2025.

As of January 8, 2025, the Reporting Persons may be deemed to have beneficially owned approximately the following percentage of the outstanding Ordinary Shares: 8.9
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on October 4, 2021.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lind Global Fund II LP: By: Lind Global Partners II LLC,, /s/ Jeff Easton, Managing Member (01/08/2025)
- Lind Global Partners II LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (01/08/2025)
- EASTON JEFF: /s/ Jeff Easton, EASTON JEFF (01/08/2025)